SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549



                                 FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ___ to ___

For fiscal year ended December 31, 1995

Commission File number 1-3247

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below



                         THE CORNING INCORPORATED
                              INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                           CORNING INCORPORATED
                           ONE RIVERFRONT PLAZA
                             CORNING, NY 14831

Documents filed as part of this report:

     (a) Index to financial statements filed as part of this report:

     The Statements of Net Assets Available for Plan Distributions as at December 31, 1995 and 1994, the Statements of Changes in Net Assets Available for Plan Distributions for the year ended December 31, 1995 and supplementary information, together with the report thereon of Price Waterhouse dated June 21, 1996. The required financial statement schedules are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

     (b) Exhibits - The consent of Price Waterhouse is attached hereto as Exhibit A.


                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   THE CORNING INCORPORATED
                                   INVESTMENT PLAN


                                   By:/s/ Michael W. Donnelly
                                      Michael W. Donnelly
                                      Member
                                      Investment Plan Committee



Date:  June 28, 1996


:\sec\invpln91.11K

                                   EXHIBIT A


               CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-30575) of Corning Incorporated of our report dated June 21, 1996 appearing on page 2 of The Corning
Incorporated Investment Plan Financial Statements for
December 31, 1995 and 1994 on Form 11-K.



/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP

Syracuse, New York
June 27, 19956